EXHIBIT (a)(1)(D)

[Schnitzer Steel Industries, Inc. Letterhead]

October 10, 2006

Dear [insert name],

On July 25, 2006, the Compensation Committee of the Board of Directors granted to you the following Nonstatutory Stock Option (the “Option”) under the Schnitzer Steel Industries, Inc. (the “Company”) 1993 Stock Incentive Plan (the “Plan”):

Number of Shares of Class A Common Stock Subject to Option	Exercise Price per share	Vesting Schedule	Fair Value of the Option under Black-Scholes Option Pricing Model
	$ 34.73	20% on each of June 1, 2007, 2008, 2009, 2010 and 2011, subject to continued employment	$

In order to give you a choice in the form of equity compensation that best serves your individual compensation and tax objectives, the Company is offering you the opportunity (the “Offer”) to surrender the Option in its entirety to the Company in exchange for ___________ restricted stock units (the “RSUs”) that would be issued to you under the Plan on terms and conditions that are functionally equivalent to the terms and conditions of the Option. As with the Option, the RSUs would vest in five equal installments over five years, subject to your continued service to the Company or one of its subsidiaries and other terms set forth in the award agreement and the Plan. Once an RSU is vested, you would be issued shares of Class A Common Stock (“Common Stock”) equal to the number of RSUs vested (less shares withheld to satisfy tax withholding obligations, unless the Company notified you in writing that you had been given the option of satisfying, and you have satisfied, such withholding obligations in cash, all as described in the attached materials). The most significant difference between the Option and the RSUs is that to acquire Common Stock upon exercise of a vested Option you must pay the exercise price whereas with an RSU, Common Stock would, upon vesting of the RSU, be issued to you without the payment of any exercise or purchase price. Accordingly, subject to the satisfaction of the vesting provisions, the RSU will have value even if the market price for the Common Stock declines. Once vested, RSUs provide greater certainty of a return than stock options, but the return on the RSUs could be more or less than you might have received if you had not exchanged your Option. The Option and the RSUs also have significantly different tax consequences, which are addressed in the attached materials.

When the Option was granted, the fair value of the Option for financial accounting purposes was computed using a Black-Scholes option pricing model based on a number of assumptions. That value is set forth in the table above. The Offer was structured so that the Option could be exchanged for RSUs with approximately the same fair value under the Black-Scholes pricing model as the Option. The Company computed the number of RSUs for which the Option may be exchanged by dividing the fair value of the Option by the closing market price of the Common Stock on July 25, 2006. This resulted in an exchange ratio of two Option shares for one RSU.

Attached are the offering documents as filed with the Securities and Exchange Commission. The offering documents include the offer to exchange, an election form and a withdrawal form. As the offering documents explain, there are risks associated with the Offer, including risks resulting from the differences between the Option and the RSUs. You should work through examples and carefully read the offering documents before making your decision. The decision as to whether to participate in the Offer is a personal one, and participation is completely voluntary. You may change your election any time before the Offer expires, as described in more detail in the attached materials.

If you decide to participate in the Offer, you must fax or hand deliver to Richard Josephson, Vice President, General Counsel and Secretary, a completed, signed and dated election form before 5:00 p.m., U.S. Pacific Time, on the expiration date (currently November 6, 2006, unless we extend the Offer). There will be no exceptions. If we do not receive a properly completed and duly signed election form from you before 5:00 p.m., U.S. Pacific Time, on the expiration date, we will not accept the Option for exchange, and we will not grant any RSUs to you.

If you have any questions, Richard Josephson will be available to answer them.

Sincerely,

John D. Carter